                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF          AUGUST         , 2005
                 -----------------------     --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
           ----------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
                   ------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                              PERUSAHAAN PERSEROAN (PERSERO)
                                              PT TELEKOMUNIKASI INDONESIA
                                              ----------------------------------
                                                        (REGISTRANT)



DATE     AUGUST 29, 2005                     BY  /S/ ROCHIMAN SUKARNO
    ----------------------------                --------------------------------
                                                            (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                      HEAD OF INVESTOR RELATION

                                  PRESS RELEASE
                          NO. TEL. 60/PR110/UHII/2005


            TELKOM AND GAMTEL SIGNED MOU FOR COOPERATION IN EDUCATION
                       AND TELECOMMUNICATIONS OPERATIONS


JAKARTA, AUGUST 29, 2005 - We hereby announced that on Friday, August 26th, 2005, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company") and Gambia Telecommunications Company, Ltd., ("Gamtel"), have signed an MoU to establish a mutually benefit partnership in several telecommunications area, which covers:

     1. International Roaming Agreement between TELKOM Group and Gamtel Group (maximum 2 months);

     2.   Upgrading the Gambia Telecommunications and Multimedia Institute;

     3. Internship both in TELKOM and Gamtel in the area of outside plant, cellular, IP broadband access and network planning (approximately 3 months);

     4.   Further exploration of Call Center business synergy;

     5.   Research and development areas, such as:

          -    Development of micro-payment in Gambia

          -    Joint development of e-government and e-learning in Gambia;

          -    Fraud management;

          -    Network security;

          -    Quality assurance;

          -    NGN (Next Generation Network) migration;

          -    MCT (Multi-purpose Community Telecenter)

The signing of the MoU was attended by Mr. Sofyan Jalil (Minister of Communication and Information Technology of the Republic of Indonesia) and Mrs. Neneh Macdouli Gaye (caretaker Minister of Communication and Information Technology of Gambia) as part of it's commitment to develop cooperation between the two countries in the field of telecommunication, particularly in operation and education. The MoU is not part of the Company's investment strategy and TELKOM has no intention to invest in Gambia.





ROCHIMAN SUKARNO
--------------------------
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL:     62-21-5215109
FAX:     61-21-5220500
EMAIL:   INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM
         ------------------------

                                  PRESS RELEASE
                          NO. TEL. 57/PR110/UHII/2005

               TELKOM PURCHASED 10% SHARE OF PATRAKOM FROM INDOSAT

JAKARTA, AUGUST 29, 2005 - We hereby announced that on Friday, August 26th, 2005, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM") and PT Indonesian Satellite, Tbk ("Indosat") have signed a Sale and Purchase Agreement for 10% share of PT Patra Telekomunikasi Indonesia ("Patrakom") and concurrently recognized 10% Patrakom share owned by Indosat to TELKOM.

TELKOM purchased 10% share of Patrakom owned by Indosat for the amount of Rp.4.25 billion.

As result of the transaction, TELKOM's ownership in Patrakom increased from 30% to 40%, while Indosat no longer owns any share in Patrakom.

Share ownership composition in Patrakom after the transaction is as follows:

TELKOM               : 40%
PT Elnusa            : 40%
PT Tanjung Mustika   : 20%

Patrakom provides satellite communication (VSAT) and related services and facilities to companies in various industries.

This transaction is part of the program to end cross-ownership between TELKOM and Indosat. As a result, TELKOM and Indosat no longer own shares in any same company.







ROCHIMAN SUKARNO
--------------------------
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL:     62-21-5215109
FAX:     61-21-5220500
EMAIL:   INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM
         ------------------------